VIA EDGAR
August 18, 2010

Mr. Mark Webb
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Dear Mr. Webb:

Tompkins Financial Corporation (“the Company”) has received the letter from the Staff of the Securities and Exchange Commission (“the Comment Letter”) dated August 5, 2010, concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and the Company’s Quarterly Report for the quarter ended March 31, 2010.

This letter serves to acknowledge that you have agreed to our request for an extension to the 10 business day due date so that we may provide you with all the information you requested in the Comment Letter.  We will provide you with our response no later than Thursday, September 2, 2010.  Please contact me at (607) 274-2037 if you have any questions.

Sincerely,
/s/ Francis M. Fetsko
Francis M.  Fetsko
Executive Vice President
& Chief Financial Officer